Exhibit 21.1
List of Subsidiaries of Health Catalyst, Inc.
Medicity LLC (Delaware, United States)
Health Catalyst UK Ltd (England and Wales)
Health Catalyst Singapore Pte. Ltd. (Singapore)
Health Catalyst Middle East FZ-LLC (incorporated within a Free Zone in the UAE)
Able Health, LLC (Delaware, United States)
Healthfinch, LLC (Delaware, United States)
Vitalware, LLC (Delaware, United States)
Twistle, LLC (Delaware, United States)